TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

November 20, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 15, 2009 (the “Comment Letter”) with respect to the above-referenced Form 10-K, Forms 10-Q and Definitive Proxy Statement filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd. (“Wuhan Blower”), Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”) and Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. (“Wuhan Xingelin”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

ATLANTA      CHICAGO      HONG KONG      LONDON      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

November 20, 2009

Form 10-K for the Year Ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

The Company will make the following revisions to its future filings and any interim filings, as applicable.

Item 1 Business, page 1
Our Market, page 10

2.
Please enhance your discussion about the distribution methods of your products, all in accordance with Item 101(h)(4)(ii) of Regulation S-K.  While you disclose that for your industrial blower products you utilize competitive bidding, it is not readily apparent what your marketing and distribution process is with respect to the rest of your products.

In future filings, we will modify our disclosure related to the distribution methods of our products as follows:

Distribution Methods

In our industrial blower and turbine businesses, we receive proposals and contracts mostly through referrals and competitive bidding.  We have a marketing and sales team that provides support and consultation to our customers. We mainly market our products to steel companies, power plants, chemical companies, paper mills and hydroelectric power plants. We also collaborate with major system integrators to jointly develop and market new products.   We have a well established sales team and a close involvement with major research institutes and design firms across China. We work jointly with these institutions to develop and customize products for the specific needs of our customers. We believe this interactive working relationship with customers has allowed us to win repeat business, increase visibility and enhance our growth.

We are in the process of developing our relatively new blower and turbine parts and machinery equipment business.  Currently, this business is primarily manufacturing products for use by our industrial blower and turbine businesses.  Thus far, this business has utilized referrals and competitive bidding to secure orders from third parties.  This business also has been working with our blower and turbine sales staff to market its products.

November 20, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 30

3.	Please expand/revise your discussion under results of operations for all periods to:

•
Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 30 that the increase is mainly attributable to the increased demand for anti-pollution equipment in China and revenue from the construction of thermal electric plant.  However, you do not quantify the impact of these factors on sales for the period discussed;

•
Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicate that the increase in cost of sales was primarily attributable to the increase in the costs of materials. However, you have not provided any insight into which particular material costs have increased or the increase in price from the prior year to the current year. You also indicated that increased marketing efforts was the reason for the increase in selling expenses without further explanations as to the extent of the increase efforts or the amount of market efforts employed by the Company.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion, including, your results by segment. See Item 303(a)(3) of Regulation S-K.  Please show us supplementally what your revised disclosure will look like.

We acknowledge the Staff’s comment, and in response, we provided the following disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2009:

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008

Sales. Sales decreased $9.2 million, or 27.2%, to $24.7 million for the three months ended September 30, 2009 from $34.0 million for the same period in 2008.  The decrease in sales was primarily due to a delay in the equipment replacement cycle within China’s steel manufacturing companies which resulted in fewer sales in 2009 and capital expenditure restrictions on our power plant customers due to the global economic crisis.

Cost of Sales. Our cost of sales decreased $6.1 million, or 25.4%, to $17.9 million for the three months ended September 30, 2009 from $23.9 million during the same period in 2008. This decrease was due to the significant decrease in sales of $3.4 million due to lower demand from steel companies and a decrease in sales of $2.6 million in our turbine business.

November 20, 2009

Gross Profit. Our gross profit decreased $3.2 million, or 31.5%, to $6.9 million for the three months ended September 30, 2009 from $10.0 million for the same period in 2008.  Gross profit as a percentage of sales was 27.8% for the three months ended September 30, 2009 compared to 29.5% during the same period in 2008.  The decline in gross profit is primarily driven by the decrease in sale price of our turbine products, which decreased about 3% due to increased competition.

Selling Expenses. Our selling expenses for the three months ended September 30, 2009 decreased approximately $75,000, or 9.0%, to approximately $760,000 from approximately $835,000 for the same period in 2008.  As a percentage of sales, selling expenses were 3.1% for the three months ended September 30, 2009 compared to 2.5% for the same period in 2008.  This increase as a percentage of sales was primarily attributable to the lower economies of scale as a result of the significant decrease in sales.

General and Administrative Expenses. Our general and administrative expenses decreased approximately $649,000, or 30.7%, to $1.5 million for the three months ended September 30, 2009 from approximately $2.1 million for the same period in 2008.  As a percentage of sales, general and administrative expenses were 5.9% for the three months ended September 30, 2009 compared to 6.2% for the same period in 2008.  This decrease as a percentage of sales was primarily attributable to more aggressive measures implemented to control costs.

Warranty Expense.  Our warranty expense increased to approximately $179,000 for the three months ended September 30, 2009 from approximately $90,000 for the same period in 2008.  This increase was primarily due to increased repair costs associated with the warranty for our blower products.  As a percentage of sales, warranty expense was 0.7% for the three months ended September 30, 2009 compared to 0.3% for the same period in 2008.

Operating Income. Our operating income decreased $2.5 million, or 36.1%, to $4.5 million for the three months ended September 30, 2009 from $7.0 million for the same period in 2008.  As a percentage of sales, operating income was 18.1% for the three months ended September 30, 2009 compared to 20.6% for the same period in 2008.  This decrease as a percentage of sales was primarily attributable to the lower economies of scale as a result of the significant decrease in sales and the reasons mentioned above.

Interest Income.  Our interest income was approximately $289,000 for the three months ended September 30, 2009, which is consistent with that for the same period in 2008.

Other Income (Expenses). Our other income increased to approximately $118,000 for the three months ended September 30, 2009 from approximately $(1,375,000) for the same period in 2008.

November 20, 2009

Interest Expense. Our interest expense was approximately $1.3 million for the three months ended September 30, 2009, which is consistent with that for the same period in 2008.  As a percentage of sales, interest expense was 5.2% for the three months ended September 30, 2009 and 3.7% for the same period in 2008.

Income Taxes. The Company’s income tax liability was approximately $586,000 for the three months ended September 30, 2009 compared to $0 for the same period in 2008.  This increase resulted from the expiration of the Company’s PRC tax holiday on December 31, 2008.

Net Income. Net income decreased $1.6 million, or 35.1%, to $3.0 million during the three months ended September 30, 2009 from $4.6 million during the same period in 2008, as a result of the factors described above.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Sales. Sales decreased $30.6 million, or 33.8%, to $59.9 million for the nine months ended September 30, 2009 from $90.6 million for the same period in 2008.  Total sales for the nine months ended September 30, 2009 consisted of $32.3 million from our blower business, $27.4 million from our turbine business and approximately $307,000 from our industrial parts and equipment manufacturing business. The decrease in sales was primarily due to a delay in the equipment replacement cycle within China’s steel manufacturing companies which resulted in fewer sales in 2009 and capital expenditure restrictions on our power plant customers due to the global economic crisis.

Cost of Sales. Our cost of sales decreased $17.7 million, or 28.2%, to $45.2 million for the nine months ended September 30, 2009 from $62.9 million during the same period in 2008. Total cost of sales for the nine months ended September 30, 2009 consisted of $23.7 million from our blower business, $21.3 million from our turbine business and approximately $218,000 from our industrial parts and equipment manufacturing business.  This decrease was due to the significant decrease in sales of $6.6 million due to lower demand from steel companies and a decrease in sales of $11.3 million in our turbine business.

Gross Profit. Our gross profit decreased $12.9 million, or 46.7%, to $14.7 million for the nine months ended September 30, 2009 from $27.6 million for the same period in 2008.  Gross profit as a percentage of sales was 24.6% for the nine months ended September 30, 2009 compared to 30.5% during the same period in 2008.  Our gross profit for the nine months ended September 30, 2009 consisted of $8.6 million from our blower business, $6.0 million from our turbine business and approximately $89,000 from our industrial parts and equipment manufacturing business.  The decline in gross profit is primarily driven by the decreased sales price of our turbine products, which decreased about 7.6% due to increased competition, and the sales price of our blower products, which decreased approximately 4.8% due to low demand from steel and power companies.

November 20, 2009

Selling Expenses. Our selling expenses for the nine months ended September 30, 2009 decreased approximately $650,000, or 30.5%, to approximately $1.5 million for the nine months ended September 30, 2009 from approximately $2.1 million for the same period in 2008.  As a percentage of sales, selling expenses were 2.5% for the nine months ended September 30, 2009 which is consistent with that for the same period in 2008.

General and Administrative Expenses. Our general and administrative expenses decreased approximately $2.2 million, or 33.4%, to $4.4 million for the nine months ended September 30, 2009 from approximately $6.6 million for the same period in 2008.  This decrease reflected lower costs associated with decreased sales activities, including approximately $830,000 attributable to lower administrative costs from our turbine business, approximately $250,000 attributable to lower administrative costs from our blower business and approximately $330,000 attributable to decreased, consulting and legal expenses related to capital market activities.  As a percentage of sales, general and administrative expenses were 7.3% for the nine months ended September 30, 2009, which is consistent with that for the same period in 2008.

Warranty Expense.  Our warranty expense decreased to approximately $482,000 for the nine months ended September 30, 2009 from approximately $647,000 for the same period in 2008.  This decrease was primarily due to decreased repair costs associated with the warranty for our blower products.  As a percentage of sales, warranty expense was 0.8% for the nine months ended September 30, 2009 compared to 0.7% for the same period in 2008.

Operating Income. Our operating income decreased $9.9 million, or 54.1%, to $8.4 million for the nine months ended September 30, 2009 from $18.3 million for the same period in 2008.  As a percentage of sales, operating income was 14.0% for the nine months ended September 30, 2009 compared to 20.2% for the same period in 2008.  This decrease as a percentage of sales was primarily attributable to the lower economies of scale as a result of the significant decrease in sales and the reasons mentioned above.

Interest Income.  Our interest income decreased to approximately $494,000 for the nine months ended September 30, 2009 from approximately $637,000 for the same period in 2008.  This decrease was due to a decrease in bank deposit interest rates and decreased average bank deposit balance.

Other Income (Expenses). Our other income increased to approximately income of $80,000 for the nine months ended September 30, 2009 from approximately $(1.5) million for the same period in 2008.

Interest Expense. Our interest expense was approximately $2.6 million for the nine months ended September 30, 2009, which was consistent with that for the same period in 2008.

November 20, 2009

Income Taxes. The Company’s income tax liability was approximately $1.1 million for the nine months ended September 30, 2009 compared to $0 for the same period in 2008.  This increase resulted from the expiration of the Company’s PRC tax holiday on December 31, 2008.

Net Income. Net income decreased $10.8 million, or 72.2%, to $4.1 million during the nine months ended September 30, 2009 from $14.9 million during the same period in 2008, as a result of the factors described above.  In addition, there was $1.2 million stock penalty for late listing on NASDAQ during the nine months ended September 30, 2009 that also contributed to the decrease in net income.

Liquidity and Capital Resources, page 30

4.
Please tell us whether any of the bank loans disclosed on page 31 were made pursuant to a written note or agreement, and if so, why you have not filed them as an exhibit to your annual report. See Item 601(b)(10) of Regulation S-K.  Otherwise, please file them with your next periodic report or incorporate them by reference in your future filings.

Each of the bank loans referenced in the table under “Management’s Discussion and Analysis – Liquidity and Capital Resources” in the Form 10-K for the year ended December 31, 2008 were made pursuant to a separate written agreement. The Company has not filed any of these agreements because it has determined that it is not required to do so under Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10), agreements not made in the ordinary course of business which are material to a reporting company are required to be filed as exhibits to the applicable periodic report. Item 601(B)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a reporting company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one “upon which a [company’s] business is substantially dependent.” Examples of contracts of this nature set out in Item 601(b)(10)(ii)(B) include contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials.

The Company believes that each loan agreement referenced in the Form 10-K is a contract that ordinarily accompanies the kind of business conducted by the Company and that the Company is not substantially dependent on any of these loans. Each of these loans is small relative to the Company’s total bank loans. In addition, all but one of these loans has a maturity of less than one year.  Further, these loan agreements are typically basic contracts and do not include many of the covenants and other terms that are customary in loan agreements with U.S. lenders.

November 20, 2009

On November 11, 2009, Wuhan Blower, Wuhan Generating and Wuhan Xingelin entered into a loan agreement with Standard Chartered Bank (China) Limited, Guangzhou Branch (“Standard Chartered Bank”).  The loan agreement provides for a loan facility totaling RMB 303,100,000 (approximately $44.4 million) in senior secured debt financing.  The loan proceeds will be used to repay the Company’s existing bank debt and to pay for capital expenditures.  Unlike the loan agreements referenced in the Company’s Form 10-K, the Company determined that the loan agreement with Standard Chartered Bank was a material agreement.  The Company filed the loan agreement with Standard Chartered Bank as Exhibit 10.1 to the Form 8-K filed on November 17, 2009.

5.
We note that you have not identified the components that resulted in the significant increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for notes receivables, accounts payable and other payables. Please show us supplementally what your revised disclosure will look like.

Please see our response to comment 26 below.

6.
We note that you did not disclose whether you were in compliance with all loan covenants as of December 31, 2008. Please disclose whether you are in compliance with your loan covenants. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements. Please also disclose the availability under your various bank facilities and loan facilities as of each balance sheet date. Please show us supplementally what your revised disclosure will look like.

The Company’s outstanding loans as of December 31, 2008 were governed by basic contracts that did not include covenants and other terms that are customary in loan agreements with U.S. lenders.  The Company’s new credit facility with Standard Chartered Bank, which is referenced in the response to comment 4 above, does contain debt covenants and events of default.  The Company provided, in substantially the following form, the following disclosure of the debt covenants and events of default in the loan agreement with Standard Chartered Bank in the Form 8-K filed on November 17, 2009 and the Form 10-Q for the quarter ended September 30, 2009.

November 20, 2009

The loan agreement with Standard Chartered Bank contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios.  So long as any amount is outstanding under the loan facilities, (1) Wuhan Blower, Wuhan Generating and Wuhan Xingelin must maintain a Loan to Value Ratio of 75% through June 2010 and 65% thereafter and (2) Wuhan Blower must maintain (i) a ratio of total debt to EBITDA of less than certain amounts that range from 3.0 to 3.5 during 2009 and 2010 and 2.5 in 2011 and (ii) total revenues must exceed certain amounts that range between RMB 600,000,000 (approximately $87.9 million) to RMB 750,000,000 (approximately $109.9 million) from 2009 through 2011.  All financial covenants under this loan agreement are based on generally accepted accounting principles in the PRC.

In addition, each of the borrowers agreed to provide financial and other information within certain time frames, including audited financial statements within 90 calendar days after the end of each fiscal year and unaudited financial statements within 15 calendar days after the end of each fiscal quarter.  Each of the borrowers and guarantors also agreed, among other things, that there will be no material changes in the senior officers or board of directors without the prior written consent of Standard Chartered Bank; all related party transactions will be at arm’s-length; and, subject to certain conditions, an additional capital contribution of RMB 74,086,590 (approximately $10.9 million) will be made by December 31, 2009 to Wuhan Blower, or Wuhan Blower will provide written evidence that it will reduce its registered capital amount to its current paid in amount with the appropriate government officials.

The occurrence of other specified events that constitute an event of default could result in the acceleration of the repayment obligations of the borrowers.  The events of default include, among others: the failure to make payments under the loan agreement; insolvency or bankruptcy proceedings involving any of the borrowers; cross defaults to other indebtedness by the borrowers; material litigation or a change in control of the borrowers; and subject to certain limitations, the failure to perform or observe covenants or other obligations under the loan agreement or related documents by the borrowers or guarantors.

Critical Accounting Policies, page 34

7.	Please expand your critical accounting policies to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially any affect the methodology or the assumptions described;

November 20, 2009

•	if applicable, why different estimate that would have had a material impact on your financial presentation could have been used in the current period;

•	if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

•
A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion Analysis of Financial Condition and Results of Operations dated December 29, 2003. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding its critical accounting policies:

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Method of Accounting

The Company maintains its general ledger and journals with the accrual method of accounting for financial reporting purposes.  The financial statements and notes are representations of management.  Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

November 20, 2009

Consolidation

The interim consolidated financial statements include the accounts of the Company and its subsidiaries, UFG, Wuhan Blower, Wuhan Generating and Wuhan Xingelin.  Inter-company transactions, such as sales, cost of sales, due to/due from balances, investment in subsidiaries, and subsidiaries’ capitalization have been eliminated.

Economic and Political Risks

The Company’s operations are conducted in the People’s Republic of China (the “PRC”). Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These estimates and assumptions include, but are not limited to, revenue recognition under the percentage of completion method, the valuation of accounts receivable, inventories, deferred income taxes and the estimation of useful lives of property, plant, and equipment.  Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.  The Company maintains bank accounts in the People’s Republic of China and in the United States of America.

Accounts Receivable-Trade

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts.  An allowance for doubtful accounts is made when collection of the full amount is no longer probable.  Pursuant to the Company’s accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding trade receivables.  In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required.  Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible.

Inventory

Inventory, consisting of raw materials, work in progress, and finished products, is stated at the lower of cost or market value.  Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead.

November 20, 2009

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation.  Depreciation is provided over their estimated useful lives, using the straight-line method with 5% salvage value. Estimated useful lives of the property, plant and equipment are as follows:

Buildings	30 years
Machinery and Equipment	10 years
Furniture and Fixtures	5 years
Motor Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost less accumulated amortization.  Amortization is provided over the respective useful lives, using the straight-line method.  Estimated useful lives of intangibles are as follows:

Technical Licenses	10 years
Trademark	20 years

Annually the Company reviews the intangible assets for impairment, in accordance with FASB 142 Impairment of Long-Lived Assets.  The company considers whether the estimated future benefits of the technical licenses and trademarks will be fully realized over the course of their estimated useful lives.  If the technical licenses become obsolete, or trademarks are unsuccessfully defended against infringement by third-parties, the Company will consider future cash flows and relevant factors to quantify the level of impairment and record impairment adjustments accordingly.  The Company has not yet recognized any impairment upon the intangible assets.

Land Use Rights

The Company carries land use rights at cost less accumulated amortization.  Land use rights are amortized straight-line over the useful life of 50 years for the Wuhan Blower and Wuhan Generating campus, and of 30 years for the Wuhan Xingelin campus.

Accounting for Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144.  SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.  In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets.  Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.  Based on its review, the Company believes that, as of September 30, 2009 and December 31, 2008, there were no significant impairments of its long-lived assets.

November 20, 2009

Revenue Recognition

Revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes.  The Company believes that the installation is not essential to the functionality of the equipment.  This is because the equipment is tested at the Company’s facilities before it is shipped and consequently, the equipment is completed and functional at the point that it is delivered to the customer.  Additionally, since the Company’s products generally are a smaller component of a large project, after delivery, the Company has no control over how the costumer will use the delivered products and sometimes other companies are used to install the equipment purchased from us.  Finally, our customers do not have a contractual right to return products to the Company, and we historically have experienced virtually no returns.

Revenue from product sales is recognized when the goods are delivered and title has passed. Product sales revenue represents the invoiced value of goods, net of the value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Revenue from “Turn-Key” construction projects is recognized using the percentage-of-completion method of accounting and therefore takes into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Claims for additional contract costs are recognized upon a signed change order from the customer or until pricing is agreed upon by the customer.  The Company has not filed any claims against its customers for loss or delays caused by the customers.

Revenue from the rendering of maintenance services is recognized when such services are provided.

Provision is made for foreseeable losses as soon as they are anticipated by management.

November 20, 2009

Cost of Sales

The Company’s cost of sales is comprised of raw materials, factory worker salaries and related benefits, machinery supplies, maintenance supplies, depreciation, utilities, inbound freight, purchasing and receiving costs, inspection and warehousing costs.

Selling Expenses

Selling expenses are comprised of outbound freight, salary for the sales force, client entertainment, commissions, depreciation, advertising, and travel and lodging expenses.

General & Administrative Expenses

General and administrative expenses include outside consulting services, research & development, executive compensation, quality control, and general overhead such as the finance department, administrative staff, and depreciation and amortization expense.

Advertising

The Company expenses all advertising costs as incurred.

Research and Development

The Company expenses all research and development costs as incurred.

Foreign Currency Translation

The Company maintains its financial statements in the functional currency, which is the Renminbi (RMB).  Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates.  Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction.  Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars.  Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates.  Translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

Exchange Rates	9/30/2009	12/31/2008	9/30/2008
Period end RMB: US$ exchange rate	6.8376	6.8542	6.8551
Average period RMB: US$ exchange rate	6.8425	6.9622	6.9989

November 20, 2009

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Income Taxes

The Company uses the accrual method of accounting to determine and report its taxable income and tax credits for the year in which they are available. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the United States and People’s Republic of China (PRC) tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2008, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 25% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises that had already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized. The Company’s operating subsidiaries expect to be subject to a 15% income tax rate starting January 1, 2009.

The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of:

Taxable Income
Rate	Over	But Not Over	Of Amount Over
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	-	-

November 20, 2009

Based on the consolidated net income for the quarter ended September 30, 2009, the Company does not believe that it has any U.S. income tax liability.

Statutory Reserve

In accordance with PRC laws, statutory reserve refers to the appropriation from net income, to the account “statutory reserve” to be used for future company development, recovery of losses, and increase of capital, as approved, to expand production or operations.  PRC laws prescribe that an enterprise operating at a profit, must appropriate, on an annual basis, an amount equal to 10% of its profit.  Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise’s PRC registered capital.

Other Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.  The Company’s current component of other comprehensive income is the foreign currency translation adjustment.

Warranty Expense Accruals

The Company reviews its actual warranty expenses incurred, relative to warranty expense accruals on an annual basis.  Based on the actual warranty expenses incurred, the Company evaluates the reasonableness of its estimates and may adjust the assumptions applied in making the warranty expense accruals.  If the estimate warranty expenses versus actual expense are appreciably different, the Company will adjust the warranty expenses accordingly.  When developing warranty expense accruals, the Company considers improvements in its production processes, in-house technical expertise, and operational experiences.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period.  Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method for warrants and the as-if method for convertible securities.  Dilutive potential common shares include outstanding warrants, and convertible preferred stock.

November 20, 2009

Revenue Recognition, page 36

8.
On page F-31, you indicate in your major development in sales footnote that you record revenue for the contract with Huangli under the percentage of completion.  Please revise your revenue recognition policy here and in the notes to the financial statements to include the accounting for contracts using the percentage of completion method. Please show us supplementally what your revised disclosure will look like.

9.
In your prior response to our comments related to revenue recognition during the review of your Form SB-2 filed on March 16, 2007, you indicated that installation is not essential to the functionality of your equipment. Please revise your disclosure to disclose that installation of your products is not essential to the functionality of the equipment shipped, if true. Please also include, if true, that your products are complete and functional at the point they are delivered to the customer and installation can be performed by others. Please show us supplementally what your revised disclosure will look like.

We acknowledge the Staff’s comments 8 and 9, and in response, we provided the following disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding our revenue recognition policy:

Revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes.  The Company believes that the installation is not essential to the functionality of the equipment.  This is because the equipment is tested at the Company’s facilities before it is shipped and consequently, the equipment is completed and functional at the point that it is delivered to the customer.  Additionally, since the Company’s products generally are a smaller component of a large project, after delivery, the Company has no control over how the costumer will use the delivered products and sometimes other companies are used to install the equipment purchased from us.  Finally, our customers do not have a contractual right to return products to the Company, and we historically have experienced virtually no returns.

Revenue from product sales is recognized when the goods are delivered and title has passed. Product sales revenue represents the invoiced value of goods, net of the value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

November 20, 2009

Revenue from “Turn-Key” construction projects is recognized using the percentage-of-completion method of accounting and therefore takes into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Claims for additional contract costs are recognized upon a signed change order from the customer or until pricing is agreed upon by the customer.  The Company has not filed any claims against its customers for loss or delays caused by the customers.

Revenue from the rendering of maintenance services is recognized when such services are provided.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Controls and Procedures, page 39

10.
Please specifically state and disclose the conclusion of your evaluation of your disclosure controls and procedures. Please revise your disclosure to state whether your disclosure controls and procedures are effective or not effective. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding its disclosure controls and procedures in substantially the following form:

Disclosure Controls and Procedures

As required by Rule 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2009.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

November 20, 2009

Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses.  Therefore, our management concluded that our disclosure controls and procedures were not effective.

Financial Statements

Construction in Progress, page, F19

11.
We note that you had construction in progress of $30.2 million as of December 31, 2008. We also note that you had a significant increase in accounts payable balances from December 31, 2007 to December 31, 2008. Please tell us whether your liabilities as of December 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of December 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and revise your filing as necessary.

Our liabilities as of December 31, 2008 included payables owed to Hubei Gong Chuang due to the acquisition of Wuhan Xingelin.  We will revise the statement of cash flows in our future filings to exclude this amount from other payables and instead we will present this as supplemental information about non-cash investing activities.

12.
Please expand your disclosures to discuss the nature of the projects that these assets relate to, when you expect the assets to be ready for their intended use, considerations you give as to whether these assets could be impaired, and the reasons for significant changes in the construction in progress accounts from period to period. Please also address what the reclassification of assets related to Huangli Project from Construction in Progress to Inventory represents as reported on your statements of cash flows. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding its construction in progress accounts:

November 20, 2009

The assets reported under construction in progress relate to various projects of our operating subsidiaries.  For Wuhan Blower, these projects include new workshops, parking area, dormitory, office building, testing facility and other miscellaneous items to be used for improvements in these projects.  The Company anticipates that the workshops and office building will be ready for use in the fourth quarter of 2009.  For Wuhan Generating, these projects include a new workshop and related materials, office building and the installation of equipment in the workshop.  The workshop was completed in the beginning of 2009.  The equipment to be installed will be ready for use in the fourth quarter of 2009, and the office building, which is currently under construction, will be ready for use by the end of 2010.  Finally, for Wuhan Xingelin, these projects relate to its new workshop and office building.  The Company expects the workshop to be ready for use by the end of 2009 and the office building, which is currently under construction, to be ready for use by the end of 2010.

Construction in Progress increased by approximately $20.4 million from December 31, 2007 to December 31, 2008.  Approximately $11.0 million of this increase was attributable to the acquisition of construction in progress accounts related to the purchase of Wuhan Xingelin in 2008.  Approximately $7.2 million was attributable to investments in the turbine facility of Wuhan Generating.  Also, during this same period, certain assets that were completed and put into use were moved from the construction in progress account to the property, plant and equipment account.

The reclassification of inventory related to the Huangli Project was a correction of a classification error.  There was no impact on the Company’s income statement from the correction of this error.  The reclassification caused a decrease in construction in progress and a corresponding increase in the inventory accounts.  The related total of current assets increased while the total of non-current assets decreased.  Total assets remained unchanged.

13.
Please provide the disclosures required by SFAS 129 for each of your equity securities. You should disclose the rights and obligations associated with each of your securities. For example, your disclosures on page 20 indicate that in the event you issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion price of your outstanding Series A Preferred Stock or the exercise prices of outstanding warrants, the number of shares that you would be required to issue upon conversion of the Series A Preferred Stock would be increased and the exercise price of the warrants would be decreased. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding the rights and obligations associated with its outstanding securities:

November 20, 2009

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis.  Holders of Series A Convertible Preferred Stock are not required to pay a conversion price or any other consideration in order to convert their Series A Convertible Preferred Stock into common stock, and such holders are entitled to a dividend equal to 5% per annum of the amount invested, subject to adjustment. These dividends are payable quarterly.  We must pay any unpaid dividends on our Series A Convertible Preferred Stock before paying dividends on our common stock.  Except with respect to specified transactions that may affect our Series A Convertible Preferred Stock and except as otherwise required by Nevada law, the Series A Convertible Preferred Stock has no voting rights.  In the event of our liquidation, the holders of our Series A Convertible Preferred Stock shall be entitled to receive, out of our assets available for distribution to stockholders, an amount equal to $2.33 per share plus any accrued and unpaid dividends before any payment can be made to the holders of our common stock.  As of September 30, 2009, there were 6,241,453 outstanding shares of Series A Convertible Preferred Stock.

Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock ranks senior to the Company’s common stock and junior to the Company’s Series A Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible on a one-for-one basis into shares of the Company’s common stock.  Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series B Convertible Preferred Stock and except as otherwise required by Nevada law, the Series B Convertible Preferred Stock has no voting rights.  The Series B Convertible Preferred Stock is non-redeemable and is not entitled to dividends.  As of September 30, 2009, there were 6,354,078 outstanding shares of Series B Convertible Preferred Stock.

Warrants

Our outstanding Series A warrants are exercisable for an aggregate of 6,172,531 shares of common stock as of September 30, 2009. The Series A Warrants have an exercise price of $2.57 per share and expire on February 7, 2012.

Our outstanding Series B Warrants are exercisable for an aggregate of 3,821,446 shares of common stock as of September 30, 2009. The Series B Warrants have an exercise price of $2.57 and expire on February 7, 2012.

The Series J Warrants expired on November 7, 2008.

The Series C, AA, BB and JJ Warrants relate to the Series A Convertible Preferred Stock, Series A Warrants, Series B Warrants and Series J Warrants, respectively. The exercise prices of the Series C, AA, BB and JJ Warrants are $2.57, $2.83, $2.83 and $2.57, respectively. The Series C, AA, BB and JJ Warrants expire on February 7, 2017.  As of September 30, 2009, our outstanding Series C, AA, BB and JJ Warrants were exercisable for 635,710, 617,253, 382,145 and 636,908 shares of common stock, respectively.

November 20, 2009

Prior to February 7, 2009, the terms of the Company’s outstanding Series A Convertible Preferred Stock and warrants provided for a downward adjustment in the conversion and exercise price in the event that the Company issues shares of common stock or securities convertible into common stock for consideration les than the conversion or exercise price of these previously issued securities.  This anti-dilution provision expired on February 7, 2009, which was two years after the date of issuance of such securities.

Series B Convertible Preferred Stock, page F-24

14.
On September 5, 2008, you indicate that amended your Series J warrants so that such warrants are exercisable for shares of your Series B Convertible Preferred Stock. Please tell us how you accounted for the modification as well as exercise of these warrants, including the constructive preferred dividend amount. Please cite the accounting literature used to support your conclusion.

The Company’s accounting for the modification was concurrent with the recording of the exercise of the warrants.  Normally, the Company would account for the exercise of warrants by transferring a pro rata portion from the proceeds assigned to the account “additional paid in capital-warrants” to the account “additional paid in capital-common stock.”  However, as a result of the modification, the proceeds instead have been allocated to “additional paid in capital-series B convertible preferred stock.”  As a result of the modification, the holders of Series B Convertible Preferred Stock have a senior claim to assets because all of the related additional paid in capital otherwise would have been available to all holders of common stock.  In respect of accounting for the modification, the Company believes it was a capital transaction and does not believe there was an impact to earnings.

Penalty Shares, page F-25

15.
Please expand your disclosure to state what consideration was given to your stock price in determining the value of the shares issued as a penalty for the Company's failure to achieve listing status on NASDAQ by a predetermined date.

With the assistance of the Company’s outside financial advisors, the Company used three methods to derive the fair value of the shares issued as a penalty and the valuation is a blend of the values derived from these three methods on the specified dates: comparative valuation, stock price trading and analysis and discounted future earnings.  In analyzing the Company’s stock price trading, the Company noted the very low trading volume in the Company’s stock and the small stockholder base at that time.  The Company estimated the impact on the market price from hypothetical sales of blocks of 5,000 shares.  Based on this analysis, the Company concluded that at the time the penalty shares were issued, the actual market price did not reflect the fair market value of the Company’s stock.

November 20, 2009

Income Taxes, page F-26

16.	Please provide the disclosures required by paragraphs 43 through 49 of SFAS 109, as applicable. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding its income taxes:

All of the Company’s operations are in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 25%.  As a business incentive, the Company was approved as a foreign investment enterprise in March 2007, and in accordance with the relevant regulations regarding the favorable tax treatment for a foreign investment enterprise, the Company was entitled to a two-year tax exemption followed by a three-year half exemption.  For the years ended December 31, 2008 and 2007, the Company was still within the two year tax exemption period, and accordingly, made no provision for income taxes.  The Company’s operating subsidiaries expect to be subject to a 15% income tax rate for the fiscal year 2009, starting January 1, 2009.

Effective January 1, 2008, the PRC income tax rules were changed.  The PRC government implemented a new 25% tax rate for all enterprises whether domestic or foreign enterprise, and abolished the tax holiday.   However, the PRC government has established grandfathering transition rules that permit enterprises that had received an income tax exemption prior to January 1, 2008 to continue to enjoy the exemption until the original expiration date.

On February 7, 2007, income from the Company’s foreign subsidiaries became subject to U.S. income tax liability; however, this tax is deferred until foreign source income is repatriated to the Company, which has not yet occurred.

The provision for income taxes in the PRC for China sourced net income amounted to $1,085,866 and $0 for the nine-month periods ended September 30, 2009 and 2008, respectively.

Income before taxes and the provision for taxes consisted of the following:

November 20, 2009

	September 30, 2009	September 30, 2008

Income before taxes:
U.S.	$0	$0
China	5,226,105	14,892,519
Total income before taxes	5,226,105	14,892,519

Provision for taxes:
Current:
U.S. Federal	0	0
State	0	0
China	1,085,866	0
	1,085,866	0
Deferred:
U.S. Federal	0	0
China	493,300	0
	493,300	0
Total provision for taxes	$592,566	$-
Effective tax rate	20.78%	N/A

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets and liabilities at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008

Deferred tax assets
Bad debt expense & Accrual expense	$493,300	$0
	493,300	0
Valuation allowance	0	0
Total deferred tax assets	493,300	0
Deferred tax liabilities
Total deferred tax liabilities	0	0
Net deferred tax assets	493,300	0
Reported as:
Current deferred tax assets	493,300	0
Non-current deferred tax assets(1)	0	0
Non-current deferred tax liabilities	0	0
Net deferred taxes	$493,300	$0

Earnings Per Share page F-27

17.
Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

We note the Staff’s comment and we will provide disclosure in our future filings for potentially dilutive securities that are antidilutive for the periods presented.  For the period ended September 30, 2009, there were no such securities.

November 20, 2009

18.
Your use of the term "EPS in the absence of constructive preferred dividends" appears to be a Non-GAAP financial measure. Please remove this Non-GAAP financial measure from your notes to the financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

We will remove the use of this Non-GAAP financial measure from our notes to the financial statements in our future filings.

Operating Segments, page F-28

19.
Please disclose the types of amounts included in company, UFG, adjustments column for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A. Please show us supplementally what your revised disclosure will look like.

The Company provided the following disclosure in its Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding its operating segments:

The amounts carried in the column for the Company, UFG and adjustments reflect the corporate expenses of the Company and its wholly owned subsidiary, Universe Faith Group Limited, which has no operations and only serves to hold the Company’s operating subsidiaries.  These corporate expenses include the costs associated with being a U.S. public company, including professional fees and fees related to corporate compliance.  The majority of the costs are directly a result of the Company being a U.S. public company.  The Company believes that these costs are not costs which are directly attributable to the operations of our operating segments and thus any allocation of these costs would be discretionary and may misrepresent the performance of our operating segments.

Stock Compensation Expense, page F-30

20.	Please tell us how you determined your expected volatility rate of 20% as used in your Black-Scholes model.

With the assistance of the Company’s outside financial advisors, the Company determined the volatility rate based on a combination of the Company’s stock trading history and the trading data of other comparable public companies with similar investors and market capitalization.  In particular, the Company noted three reference points: (i) 30% volatility rate that the Company’s financial advisors used in connection with the February 2007 private placement, (ii) near 20% volatility rate for Chinese companies with similar investors and market capitalization and (iii) 8.5% volatility rate produced by the actual standard deviation of the Company’s daily returns.  Given the Company’s small stockholder base and trading volume, the Company determined that a 20% volatility rate was appropriate.

November 20, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

21.	Please address the comments above in your interim filings as well.

We agree to address the above comments, where applicable, in our future interim filings.

22.
It appears that you adopted SFAS 160 effective January 1, 2009. Please provide the disclosures required by paragraphs 38 of ARB 51, as amended by SFAS 160, or tell us where they have been provided. Please show us supplementally what your revised disclosure will look like.

The Company did not include the disclosures required under paragraph 38 of ARB 51, as amended by SFAS 160, since Wuhan Blower owned over 99% of Wuhan Xingelin as of December 31, 2008 and the remaining minority interest was immaterial.  The Company purchased the remaining minority interest in the beginning of the first fiscal quarter of 2009.  As a result, the Company no longer records a noncontrolling interest related to Wuhan Xingelin and no disclosure under paragraph 38 of ARB 51 is necessary.

Statements of Income, page 3

23.
In order not to imply a greater degree of precision than exists, revise your presentations of earnings per share for the three months ended June 30, 2009 throughout the filing to round only to the nearest cent.

We will prepare our Consolidated Statements of Income in our future filings so that our earnings per share figures are rounded only to the nearest cent.

November 20, 2009

Capitalization, page 22

24.
On page 20 of your Form 10-K for the year ended December 31, 2008, you have included a risk factor that indicates that in the event that you issue common stock or securities convertible into common stock in the future for consideration that is less than the conversion price of your outstanding Series A Preferred Stock or the exercise prices of outstanding warrants, the number of shares that you would be required to issue upon conversion of the Series A Preferred Stock would be increased and the exercise price of the warrants would be decreased. Paragraph 11(a) of SFAS 133 specifies that contracts that are both (a) indexed to its own stock and (b) classified in stockholders' equity in its statement of financial position shall not be considered a derivative financial instrument for purposes of applying SFAS 133. Please tell us what consideration you gave to whether your convertible securities and warrants meet the scope exception in paragraph 11(a) under SFAS 133. Please provide is with your analysis of whether your convertible securities and warrants are indexed to its own stock pursuant to paragraph 11 of EITF 07-05 by a) evaluating the instrument's contingent exercise provisions, if any and b) evaluating the instrument's settlement provisions. Please also refer to illustrative example 8 in Exhibit 7-5A of EITF 07-5.

The terms of the Company’s outstanding Series A Convertible Preferred Stock and warrants provided for a downward adjustment in the conversion and exercise price in the event that the Company issues shares of common stock or securities convertible into common stock for consideration less than the conversion or exercise price of these previously issued securities.  This anti-dilution provision expired on February 7, 2009, which was two years after the date of issuance of such securities.  Since this two-year restriction period has expired, we removed this risk factor from our Form 10-Q for the period ended September 30, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

25.
Accounts receivable represents approximately 49% of your total current assets and inventory represents approximately 25% of your total current assets at June 30, 2009. As such, please consider discussing any material variances or trends identified. For example, you should consider including an analysis of days sales outstanding for your receivables and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your receivables and the realizability of your inventories. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

Liquidity and Capital Resources, page 32

26.
Please provide a comprehensive discussion of your liquidity given your recent decrease in sales, increase in accounts receivable and use of cash in operations, and ensure that you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.  Stating that the decrease was attributable “to the decreased investments both in steel companies and power plants as the result of economic slow-down in China” is overly broad and insufficient to provide the investors with a clear understanding of the economic environment in which the company operates.

November 20, 2009

27.	In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect the recent economic events to affect other sources of liquidity.

We acknowledge the Staff’s comments 25, 26 and 27, and in response, we provided the following disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2009 regarding our liquidity and capital resources:

Liquidity and Capital Resources

Our primary capital needs have been to fund the working capital requirements necessitated by the expansion of our manufacturing facilities and the development of our new industrial parts and machinery equipment business.  We finance our business operations primarily through cash generated by our operations, bank loans and various financing transactions.  As of September 30, 2009, we had cash and cash equivalents of $8.4 million, including restricted cash of $7.5 million.

As discussed above, for the nine months ended September 30, 2009, our sales decreased 33.8% compared to the same period in 2008.  This decrease in sales was primarily due to a delay in the equipment replacement cycle within China’s steel manufacturing companies which resulted in fewer sales and capital expenditure restrictions on our power plant customers due to the global economic crisis.  For many of the same reasons, we also have experienced significant delays in receiving payments from our customers.  As discussed in more detail below, the number of days sales were outstanding increased 112 days at September 30, 2009, compared to September 30, 2008.  The combination of these factors resulted in our income from operations being insufficient to meet our working capital needs.  At the same time, banks tightened their lending policies as a result of the turmoil in the credit markets.  This required us to use bridge loans to finance our working capital needs during this period.

On November 11, 2009, we closed a new loan facility with Standard Chartered Bank (China) Limited, Guangzhou Branch; this loan facility provides up to RMB 303,100,000 (approximately $44.4 million) in senior secured debt financing.  As described in more detail below, once we fulfill certain conditions required to receive funding under the loan facility, we will use the proceeds to repay our existing bank loans and notes and fund our ongoing construction projects.  This should allow us to use our operating income to fund our working capital needs.

November 20, 2009

The majority of our customers pay us in installments at various stages of project completion. The percentage of the purchase price due at the various stages varies somewhat between contracts. In our standard sales contract, we receive 60% of the purchase price of a piece of equipment at the time of delivery. Alternatively, some sales contracts provide for 15% due upon signing and 45% due upon delivery. We generally receive an additional 30% of the purchase price when the equipment is installed and runs without problem for 72 hours. However, since our equipment is generally a component of a larger project, there are times that customers do not allow us to install the equipment immediately upon delivery. We generally receive the final 10% at 18 months following the installation. Although the payment terms in our standard sales contract result in a long payment cycle, we believe our payment terms are typical in our industry in China. Nonetheless, we are seeking more aggressive payment schedules on new sales contracts in order to improve our liquidity position.

At September 30, 2009, we had $47.8 million in accounts receivable, compared to $41.5 million at December 31, 2008.  In order to manage this increase in accounts receivable, we have employed additional resources in collecting on outstanding accounts receivable and have aligned more closely sales commissions with the collection on sales. The accounts receivable balance increased by $6.4 million, with a corresponding increase in days sales outstanding of 112 days, at September 30, 2009 compared to September 30, 2008.  This increase resulted primarily from delayed payments from our major customers.  Our major customers, particularly state-owned steel companies and power generating companies, delayed their payments to the Company due to the economic slow down and the resulting restrictions on their cash.  This resulted in a significant increase in days sales outstanding for our accounts receivable.  In addition, most of our major customers demanded lower prepayments and progress billings and longer payment terms.  All of these negatively affected the Company’s operating cash flow.

At September 30, 2009, we had $1.3 million in other receivables, which is a decrease of approximately $0.4 million compared to the balance at December 31, 2008.

We also had advances to suppliers of $15.9 million at September 30, 2009, which decreased by $4.4 million compared to the balance at December 31, 2008.  The decrease was mainly due to significant payments made at the end of 2008 to suppliers for electrical power generators and raw materials.  We typically need to place a deposit in advance with our suppliers on a portion of the purchase price, and for some suppliers, we must maintain a deposit for future orders. We generally ask for a certain amount of deposit from customers before we begin a new project.

We had inventory turnover of 2.9 times and 5.3 times for the nine months ended September 30, 2009 and September 30, 2008, respectively.  Inventory increased $3.9 million in raw materials, $10.5 million in work in progress and $49,795 in finished goods for the nine months ended September 30, 2009.  The raw materials increase resulted from the Company’s effort to increase desired stock levels to take advantage of decreased steel price during 2009 and to increase production level.

November 20, 2009

We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts and the general condition of the industry.  Pursuant to the Company’s accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding accounts receivables.  Bad debts are charged against the allowance when outstanding accounts receivables have been determined to be uncollectible.  Due to the difficulty in assessing future trends and the global economic downturn, we could be required to increase our provisions for doubtful accounts.  As our accounts receivable age and become uncollectible, our cash flow and results of operations are negatively impacted.

Net cash used in operating activities for the three months ended September 30, 2009 was approximately $5.6 million, as compared to approximately $1.4 million provided in the same period in 2008. This change was primarily due to a decrease in net operating income coupled with an increase in receivables with a relatively long collection period and increased advances to suppliers, but partially offset by an increase in customer deposits.

Net cash used in investing activities for the three months ended September 30, 2009 was approximately $1.8 million, as compared to approximately $7.2 million used in the same period in 2008.  This change was mainly a result of a decrease in restricted cash.

Net cash provided by financing activities for the three months ended September 30, 2009 was approximately $6.1 million, as compared to approximately $14.8 million provided in the same period in 2008.  This change was primarily due to the proceeds raised from the exercise of warrants by investors in 2008.

We intend to expend a significant amount of capital to complete our facilities and the installation of equipment and to make deposits for performance bonds for new projects that we have obtained.  In light of the Company’s new credit facility with Standard Chartered Bank, which is discussed below, the Company believes that its currently available working capital, combined with cash from operations and bank financing, should be adequate to sustain operations at current levels through at least the next 12 months.  For our long-term strategic growth, the Company will continue to rely upon debt and capital markets for any necessary long-term funding not provided by operating cash flows.  Funding decisions will be guided by our capital structure planning objectives. The primary objectives of the Company’s capital structure planning are to maximize financial flexibility and preserve liquidity while reducing interest expense.

Bank Loans Generally

As of September 30, 2009, we had banking facilities in the form of bank loans and loan facilities from other non-bank entities totaling approximately $34.2 million (based on an exchange rate of 6.8376 RMB per 1 U.S. dollar).  Information regarding these loans is set forth below in US $.

November 20, 2009

Short–term Loans					At
				Interest Rate Per	September 30,
Subsidiary	Type	Name of Creditor	Due Date	Annum	2009
Wuhan Blower	Bank Loans	Wuhan Kangfuman Consulting Company	On Demand	-	292,500
Wuhan Blower	Bank Loans	Wuhan Jiangan Huachuang Loan Company	On Demand	19.20%	2,660,729
Wuhan Blower	Bank Loans	Guangdong Development Bank	6/15/2010	6.37%	731,251
Wuhan Blower	Bank Loans	Guangdong Development Bank	6/15/2010	6.37%	877,501
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/13/2010	5.84%	2,925,003
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/28/2010	5.84%	3,656,254
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/6/2010	5.84%	731,251
Wuhan Blower	Bank Loans	Bank of China, Ltd.	3/12/2010	5.40%	804,375
Subtotal					$12,678,864

Wuhan Blower	Notes Payable	Wuhan Pinghu Materials Company	12/2/2009	–	548,438
Wuhan Blower	Notes Payable	Wuhan Zhongxingshimao Materials Company	12/4/2009	–	305,827
Wuhan Blower	Notes Payable	Bank of Communications	12/10/2009	–	4,095,004
Wuhan Blower	Notes Payable	Wuhan Pinghu Materials Company	1/24/2010	–	892,126
Subtotal					$5,841,395

Wuhan Generating	Notes Payable	Wuhan Fuxintai Trade Company	1/22/2010	–	5,850,006
Wuhan Generating	Notes Payable	Bank of Communications	12/16/2009	–	6,873,757
Subtotal					$12,723,763
Total					$31,244,022

Long-term Loans

Wuhan Generating	Long Term Loan	Bank of Communications	12/23/2010	5.67%	1,462,501
Wuhan Generating	Long Term Loan	Bank of Communications	1/15/2011	5.40%	1,462,501
Total					$2,925,002

November 20, 2009

We plan to either repay this debt as it matures or refinance this debt with other debt.  Our subsidiary, Wuhan Blower, recently financed up to RMB 303,100,000 (approximately $44.4 million) in the form of a bank loan to be used to repay our current bank debt, purchase equipment for Wuhan Generating and complete the capital expenditure investments of Wuhan Xingelin.  Since funding will be available to Wuhan Generating to complete its construction projects, the Company can use the funds generated from operations for working capital.

Loan Facility with Standard Chartered Bank

On November 11, 2009, Wuhan Blower, Wuhan Generating and Wuhan Xingelin (collectively, the “Borrowers”) entered into a Loan Agreement with Standard Chartered Bank (China) Limited, Guangzhou Branch (the “Standard Chartered”).  The Loan Agreement provides for a loan facility totaling RMB 303,100,000 (approximately $44.4 million) in senior secured debt financing consisting of a term loan facility for up to RMB 211,600,000 (approximately $31.0 million) (the “Tranche A Loan”) and a term loan facility for up to RMB 91,500,000 (approximately $13.4 million) (the “Tranche B Loan,” together with the Tranche A Loan, the “Loans”).  The Tranche A Loan will be used primarily to repay the existing bank debts of Wuhan Blower and Wuhan Generating and to purchase equipment for Wuhan Generating.  The Tranche B Loan will be used primarily to facilitate the capital expenditure investments of Wuhan Xingelin.

The obligations under the Loan Agreement are guaranteed by the Company, Universe Faith Group Limited and Mr. Xu Jie personally.  Each of the guarantors also is a party to the Loan Agreement.

Both the Tranche A Loan and the Tranche B Loan will mature on the third anniversary of the date of the first drawdown under the Tranche A Loan, subject to an extension of one year and a half at Standard Chartered’s sole discretion.  Commencing fifteen months after the first drawdown under the Tranche A Loan, the Borrowers will be required to pay eight successive quarterly installments on the Tranche A Loan.  With respect to the Tranche B Loan, the Borrowers will be required to make eight installment payments commencing fifteen months after the first drawdown under the Tranche A Loan.

The Tranche A Loan will bear interest at a fixed rate to be determined at the time of the drawdown.  The interest rate of the Tranche B Loan will be either a fixed rate or floating rate plus margin, to be determined at the time of the first drawdown.  The Borrowers also must pay to Standard Chartered, who also serves as the facility agent, an annual commitment fee of 3%, which is to be paid monthly while the Loans are available.

November 20, 2009

Subject to certain conditions, the Borrowers may voluntarily prepay the Loans with a prepayment fee.  The Borrowers are subject to a mandatory prepayment of the Loans if the Borrowers obtain any new debt financing, dispose of certain assets, distribute dividends or change control, among other circumstances.

The Loan Agreement contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios.  So long as any amount is outstanding under the Loans, (1) the Borrowers must maintain a Loan to Value Ratio of 75% through June 2010 and 65% thereafter and (2) Wuhan Blower must maintain (i) a ratio of total debt to EBITDA of less than certain amounts that range from 3.0 to 3.5 during 2009 and 2010 and 2.5 in 2011 and (ii) total revenues must exceed certain amounts that range between RMB 600,000,000 (approximately $87.9 million) to RMB 750,000,000 (approximately $109.9 million) from 2009 through 2011.

The Tranche B Loan is subject to additional conditions, including the completion of syndication of at least RMB 80,000,000 (approximately $11.7 million) under the Tranche A Loan and the Borrowers maintaining a ratio of total debt to consolidated EBITDA of less than 2.9 and total annual revenues of at least RMB 600,000,000 (approximately $87.9 million).

As a condition to the Loans, the Borrowers granted to Standard Chartered a security interest in substantially all of their assets, including, among other things, mortgages over land use rights and ownership of buildings, factories and equipment, pledge of shares, existing and future account receivables that exceed certain amounts and registered trademarks.  In addition, each of the Borrowers agreed to provide financial and other information within certain time frames, including audited financial statements within 90 calendar days after the end of each fiscal year and unaudited financial statements within 15 calendar days after the end of each fiscal quarter.  Each of the Borrowers and guarantors also agreed, among other things, that there will be no material changes in the senior officers or board of directors without the prior written consent of Standard Chartered; all related party transactions will be at arm’s-length; and, subject to certain conditions, an additional capital contribution of RMB 74,086,590 (approximately $10.9 million) will be made by December 31, 2009 to Wuhan Blower or Wuhan Blower will provide written evidence that it will reduce its registered capital amount to its current paid in amount with the appropriate government officials.

The Borrowers must meet certain conditions prior to the funding of the Loans by Standard Chartered.  These include, among other things, confirmation that, after repaying the existing debt of all Borrowers with funds from Tranche A, there will be no other debt or corporate guarantees remaining other than those identified in the Loan Agreement.  To the extent that the Borrowers fail to meet all the required conditions precedent to drawdown under the Loan Agreement, Standard Chartered is not obligated to fund the Loans.

November 20, 2009

The failure to satisfy the covenants under the Loan Agreement or the occurrence of other specified events that constitute an event of default could result in the acceleration of the repayment obligations of the Borrowers.  The events of default include, among others: the failure to make payments under the Loan Agreement; insolvency or bankruptcy proceedings involving any of the Borrowers; cross defaults to other indebtedness by the Borrowers; material litigation or a change in control of the Borrowers; and subject to certain limitations, the failure to perform or observe covenants or other obligations under the Loan Agreement or related documents by the Borrowers or guarantors.

The Borrowers are subject to a penalty interest rate of 1% on all amounts due and unpaid if the Borrowers fail to pay any sum payable when due.  In addition, the Borrowers are subject to a penalty interest rate of the People’s Bank of China rate, plus a mark up of 50% to 100%, on all amounts used for purposes that do not comply with the stated purposes under the Loan Agreement.

The Loan Agreement is governed by the laws of the PRC.  All financial covenants under the Loan Agreement are based on generally accepted accounting principles in the PRC.  All amounts in the Loan Agreement are denominated in RMB, which is the currency used in the PRC.  The dollar translations used in this summary of the Loan Agreement are based on the exchange rate of RMB 6.83 for each 1.00 U.S. Dollar, on November 12, 2009.

In connection with the Loan Agreement, the Borrowers entered into an agreement with Standard Chartered Corporate Advisory Co. (Beijing), Ltd. (the “Advisor”) for certain advisory and management services.  Under this agreement, the Borrowers agreed to pay to the Advisor a management fee of 1% of the net gross revenues of the Borrowers in connection with the Tranche B Loan.  This management fee remains valid and payable until one year after the maturity date of the Loans.  In addition, the Borrowers have agreed to pay to the Advisor an advisory fee of 8% of the Loans.

The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, which is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2009.

November 20, 2009

Definitive Proxy Statement on Schedule 14A Filed on April 30, 2009

Election of Directors, page 3
Nominees for Director, page 3

28.
Please ensure that you provide complete disclosure about each director's and officer's business experience for the most recent five years. To the extent that a director is self-employed or retired, so disclose. For example, you have not specified the time period that Mr. Shi Yu has worked for Hubei Zhongkun Zhaofu Investment Guaranty Co. or when he served as the president of the Bank of China Hubei sub-branch.

In future filings, we will provide the following disclosures for Messrs. Shi and Huang:

Shi Yu, age 38.  Mr. Shi has served as a director since March 2009.  He has over 20 years of banking and financial management experience.  From March 2003 to May 2006, Mr. Shi served as the President of the Hannan branch of the Bank of China, which is a state-owned commercial bank.  From May 2006 to October 2008, Mr. Shi joined the Hubei Zongkun Zhaofu Investment Guaranty Co., Ltd. as its legal representative, President and General Manager and he was responsible for the daily operations and management of the company.  Hubei Zongkun Zhaofu Investment Guaranty Co., Ltd. is in the business of providing financial and investment advisory work as well as small loans and loan guarantees to small businesses and individuals. Since October 2008, Mr. Shi has served as the General Manager of Wuhan Zhong Sheng Credit Union, which is a private company in the business of providing small loans to small companies and individuals.  Mr. Shi holds an MBA from North Jiaotong University.

Huang Zhaoqi, age 46.  Mr. Huang has served as a director since April 2009.  Mr. Huang also became Vice General Manager (Turbine) in April 2009.  Prior to this, Mr. Huang served as Assistant President and Vice General Manager of Wuhan Blower from October 2006 until April 2009.  From 2004 until 2006, Mr. Huang served as the Manager of the Enterprise Administration Department of Kingway Brewery Holdings Limited, a Chinese brewery company listed on the Hong Kong Stock Exchange.  Mr. Huang has over 20 years of engineering and managerial experience.  Mr. Huang holds an MBA from Macau University of Science and Technology.

*           *           *           *           *

In preparing our response to the comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 20, 2009

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	Haiming Liu
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP